FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for November 2018

On a YoY basis, passenger traffic increased 8.0% in Mexico, 40.4% in Puerto Rico and 27.8% in Colombia

Mexico City, December 5, 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for November 2018 increased 16.0% when compared to November 2017. Passenger traffic rose 8.0% in Mexico, 40.4% in Puerto Rico and 27.8% in Colombia.

This announcement reflects comparisons between November 1 through November 30, 2018 and 2017. Transit and general aviation passengers are excluded for Mexico and Colombia.

The recovery in passenger traffic at San Juan Airport, Puerto Rico reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

Passenger Traffic Summary
	November		% Chg	Year to date		% Chg
	2017	2018		2017	2018
Mexico	2,483,297	2,681,060	8.0	28,195,723	30,241,852	7.3
Domestic Traffic	1,214,507	1,344,789	10.7	13,024,589	14,414,520	10.7
International Traffic	1,268,790	1,336,271	5.3	15,171,134	15,827,332	4.3
San Juan, Puerto Rico	462,050	648,928	40.4	7,759,112	7,589,625	(2.2)
Domestic Traffic	416,981	580,658	39.3	6,799,365	6,767,905	(0.5)
International Traffic	45,069	68,270	51.5	959,747	821,720	(14.4)
Colombia	751,690	960,319	27.8	9,098,707	9,597,708	5.5
Domestic Traffic	634,180	824,362	30.0	7,848,971	8,166,417	4.0
International Traffic	117,510	135,957	15.7	1,249,736	1,431,291	14.5
Total Traffic	3,697,037	4,290,307	16.0	45,053,542	47,429,185	5.3
Domestic Traffic	2,265,668	2,749,809	21.4	27,672,925	29,348,842	6.1
International Traffic	1,431,369	1,540,498	7.6	17,380,617	18,080,343	4.0

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Mexico Passenger Traffic
		November		% Chg	Year to date		% Chg
		2017	2018		2017	2018
Domestic Traffic		1,214,507	1,344,789	10.7	13,024,589	14,414,520	10.7
CUN	Cancun	657,481	727,945	10.7	7,124,929	7,990,199	12.1
CZM	Cozumel	12,979	16,992	30.9	121,656	153,256	26.0
HUX	Huatulco	50,539	56,261	11.3	580,639	617,696	6.4
MID	Merida	181,376	206,245	13.7	1,764,618	2,027,471	14.9
MTT	Minatitlan	12,917	15,644	21.1	180,307	177,368	(1.6)
OAX	Oaxaca	73,656	77,473	5.2	708,828	773,611	9.1
TAP	Tapachula	23,243	27,535	18.5	251,200	280,879	11.8
VER	Veracruz	106,066	117,050	10.4	1,181,494	1,301,500	10.2
VSA	Villahermosa	96,250	99,644	3.5	1,110,918	1,092,540	(1.7)
International Traffic		1,268,790	1,336,271	5.3	15,171,134	15,827,332	4.3
CUN	Cancun	1,194,247	1,263,638	5.8	14,318,334	14,939,653	4.3
CZM	Cozumel	24,175	24,869	2.9	368,963	371,420	0.7
HUX	Huatulco	13,748	12,762	(7.2)	118,267	123,138	4.1
MID	Merida	18,156	17,823	(1.8)	178,982	198,315	10.8
MTT	Minatitlan	474	395	(16.7)	6,187	6,378	3.1
OAX	Oaxaca	8,580	9,594	11.8	69,272	88,364	27.6
TAP	Tapachula	1,481	983	(33.6)	13,150	13,901	5.7
VER	Veracruz	5,075	4,876	(3.9)	62,326	60,136	(3.5)
VSA	Villahermosa	2,854	1,331	(53.4)	35,653	26,027	(27.0)
Traffic Total Mexico		2,483,297	2,681,060	8.0	28,195,723	30,241,852	7.3
CUN	Cancun	1,851,728	1,991,583	7.6	21,443,263	22,929,852	6.9
CZM	Cozumel	37,154	41,861	12.7	490,619	524,676	6.9
HUX	Huatulco	64,287	69,023	7.4	698,906	740,834	6.0
MID	Merida	199,532	224,068	12.3	1,943,600	2,225,786	14.5
MTT	Minatitlan	13,391	16,039	19.8	186,494	183,746	(1.5)
OAX	Oaxaca	82,236	87,067	5.9	778,100	861,975	10.8
TAP	Tapachula	24,724	28,518	15.3	264,350	294,780	11.5
VER	Veracruz	111,141	121,926	9.7	1,243,820	1,361,636	9.5
VSA	Villahermosa	99,104	100,975	1.9	1,146,571	1,118,567	(2.4)

Us Passenger Traffic, San Juan Airport (LMM)
		November		% Chg	Year to date		% Chg
		2017	2018		2017	2018
SJU Total		462,050	648,928	40.4	7,759,112	7,589,625	(2.2)
Domestic Traffic		416,981	580,658	39.3	6,799,365	6,767,905	(0.5)
International Traffic		45,069	68,270	51.5	959,747	821,720	(14.4)

Colombia Passenger Traffic Airplan
		November		% Chg	Year to date		% Chg
		2017	2018		2017	2018
Domestic Traffic		634,180	824,362	30.0	7,848,971	8,166,417	4.0
MDE	Rionegro	420,026	592,094	41.0	5,571,102	5,767,435	3.5
EOH	Medellin	89,013	88,863	(0.2)	848,525	961,105	13.3
MTR	Monteria	71,447	84,541	18.3	870,104	849,240	(2.4)
APO	Carepa	16,812	17,764	5.7	170,824	183,493	7.4
UIB	Quibdo	29,438	31,186	5.9	314,841	322,439	2.4
CZU	Corozal	7,444	9,914	33.2	73,575	82,705	12.4
International Traffic		117,510	135,957	15.7	1,249,736	1,431,291	14.5
MDE	Rionegro	117,510	135,957	15.7	1,249,736	1,431,291	14.5
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		751,690	960,319	27.8	9,098,707	9,597,708	5.5
MDE	Rionegro	537,536	728,051	35.4	6,820,838	7,198,726	5.5
EOH	Medellin	89,013	88,863	(0.2)	848,525	961,105	13.3
MTR	Monteria	71,447	84,541	18.3	870,104	849,240	(2.4)
APO	Carepa	16,812	17,764	5.7	170,824	183,493	7.4
UIB	Quibdo	29,438	31,186	5.9	314,841	322,439	2.4
CZU	Corozal	7,444	9,914	33.2	73,575	82,705	12.4

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

- END -

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: December 5, 2018